FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of the Securities Exchange Act of 1934

For 17 May 2002
Commission File Number 0 - 30358

Ebookers plc
(Name of Registrant)

25, Farringdon Street, LONDON EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosure:

Results Announcement

FINAL

ebookers plc

JANUARY - MARCH 2002 QUARTERLY RESULTS (Q1 2002)

EBOOKERS' SALES INCREASE 54% IN QUARTER

Summary: ebookers reports sharp recovery from September 11: Cash increases, major rise in sales, strong improvement in pre tax loss, decreasing operating costs.

13 May 2002 – ebookers plc, Europe's leading online travel agency (LSE: EBR, Nasdaq: EBKR, Neuer Markt: eb6), today announces its financial results.

- **Net cash increases by £2.4m ($2.9m*) quarter on quarter to £22.5m ($32.1m*) (31 Dec 2001: £20.1m, $29.2m*).**
- **Gross sales rise 54% quarter on quarter and 43% year on year to £61m ($87m*) (Q4 2001: £39m, $57m* Q1 2001: £42m, $62m*).**
- **Gross profit increases 36% quarter on quarter and 55% year on year to £6.7m ($9.7m*) (Q4 2001: £4.9m, $7.1m* Q1 2001: £4.3m, $6.3m*).**
- **Total operating expenses decrease by 4% compared to Q4 2001 and 21% compared to Q1 2001.**
- **EBITDA loss reduces by 56% quarter on quarter and 80% year on year to -£1.3m ($1.7m*) (excluding stock compensation and exceptional items) (Q4 2001: -£2.9m -$4.2m* Q1 2001: -£6.5m, -$9.4m*).**
- **Pre tax loss reduces by 40% quarter on quarter and 59% year on year to -£3.5m (-$3.2m*) (Q4 2001: -£5.9m, -$8.7m* Q1 2001: -£8.6m, -$12.0m*).**
- **Subsidiaries in four countries achieve operational profitability (Ireland, Finland, Sweden, and the UK).**
- **ebookers' flight, car hire and hotel booking engines exclusively integrated on the Yahoo! UK & Ireland site.**

All figures in £Sterling are stated in accordance with UK GAAP. All figures in $US are stated in accordance with US GAAP.

Dinesh Dhamija, Chief Executive Officer, ebookers plc:
"These achievements, especially the increase in cash and an increase in our organic growth rate, are a result of the benefits of integrating our acquisitions. Between August 1999 and March 2001 we acquired 11 companies including La Compagnie Des Voyages in France in August 1999, Flightbookers plc in November 2000 and MrJet in the Nordics in March 2001. These acquisitions have given us the best online merchant product range in Europe, offering major discounts to our customers. This acquisition and integration process was made easier by the long experience of our management in European travel.

We are now in a strong position to enter another period of consolidation and are considering the acquisition potential of further substantial companies in Europe, on the basis that these support the group's profitability targets."

Sanjiv Talwar, Managing Director, ebookers plc:
"These excellent results show that ebookers has turned the corner, despite wider problems for much of the rest of the travel industry. We have grown in sales by 54% quarter on quarter. Organically we have grown 40% year on year, a sharp acceleration in organic growth on the previous year. We have achieved operational profitability in the Ireland, Finland, Sweden and the UK. We have turned the corner on cash also and our net cash balance has gone up significantly by £2.4m to £22.5m."

About ebookers plc
ebookers plc is a leading European online travel agency offering complete one-stop, online shopping with a host of travel products and services, including merchant discount airfares with 120 airlines, leading car hire companies, over 20,000 hotels as well as cruise and holiday companies. ebookers also offers published fares with over 500 airlines and 50,000 hotels. ebookers and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK. The company completed its initial public offering in November 1999 raising $61m and raised a further $45m in funding in July 2000. ebookers is listed on Nasdaq in New York, the London Stock Exchange and the Neuer Markt in Frankfurt, Germany.

For further information:

ebookers.com
Oliver Strong +44 (0) 20 7489 2239
oliver.strong@ebookers.com +44 (0) 7771 934 153

Cubitt Consulting (UK)
Fergus Wylie
Peter Ogden
peter.ogden@cubitt.com +44 (0) 20 7367 5100

Kirchhoff Consult (Germany)
Elise Vanier +49 69 7474 8617
elise.vanier@kirchhoff.de

Aware Financial +1 303 282 5767
Jeffrey Friedland +1 646 623 3025
JeffreyFriedland@compuserve.com

INDEX

FINANCIAL HIGHLIGHTS - UK GAAP

(US GAAP IN USD$ PAGE 4)

(For complete historic quarterly summary in UK GAAP and US GAAP please go to www.ebookers.com and click on "Investor relations", then "Financial highlights"), or contact ebookers as indicated below. For financial glossary please refer to page 4.

Quarter on Quarter GBP '000

	Q1 2002 End 31 Mar	Q4 2001 End 31 Dec	Improvement
Gross sales	**60,636**	**39,400**	***54%***
Gross profit	6,713	4,923	*36%*
Gross profit margin on gross sales (%)	11.1%	12.5%	*-11%*
Total Operating expenses excl stock comp, exceptional items, depreciation, amortisation	-8,019	-7,860	*-2%*
EBITDA exc stock compensation and exceptional items	**-1,306**	**-2,937**	***56%***
Pre tax loss	**-3,495**	**-5,864**	***40%***
Total bookings (no.)	117,897	71,141	66%
Average transaction value per booking (£)	514	554	-7%
Cash	22,476	20,098	*12%*

Year on Year GBP '000

	Q1 2002 End 31 Mar	Q1 2001 End 31 Mar	Improvement
Gross sales	**60,636**	**42,302**	***43%***
Gross profit	6,713	4,344	*55%*
Gross profit margin on gross sales (%)	11.1%	10.3%	*8%*
Total operating expenses excl stock comp, exceptional items, depreciation, amortisation	-8,019	-10,797	*26%*
EBITDA excl stock compensation and exceptional items	**-1,306**	**-6,453**	***80%***
Pre tax loss	**-3,495**	**-8,561**	***59%***
Total bookings (no.)	117,897	78,511	*50%*
Average transaction value per booking (£)	514	539	*-5%*

FINANCIAL HIGHLIGHTS (US GAAP)

All dollar translations are solely for the convenience of the reader as per exchange rates indicated in the tables

Quarter on Quarter USD$ '000	Q1 2002 End 31 Mar	Q4 2001 End 31 Dec	Improvement
Gross sales	**86,731**	**56,894**	**52%**
Revenue	9,729	7,109	*37%*
Margin on gross sales (%)	11.2%	12.5%	*-10%*
Total Operating expenses excl stock comp, exceptional items, depreciation, amortisation	-11,451	-11,350	*-1%*
EBITDA excl stock compensation and exceptional items	**-1,722**	**-4,241**	***59%***
Pre tax loss	**-3,173**	**-8,707**	***64%***
Total bookings (no.)	117,897	71,141	66%
Average transaction value per booking ($)	736	800	-8%
Cash	32,096	29,229	*10%*
Average profit and loss exchange rate	1.428	1.444	

Year on Year USD$ '000	Q1 2002 End 31 Mar	Q1 2001 End 31 Mar	Improvement
Gross sales	**86,731**	**61,761**	**40%**
Revenue	9,729	6,342	*53%*
Margin on gross sales (%)	11.2%	10.4%	*8%*
Total operating expenses excl stock comp, exceptional items, depreciation, amortization	-11,451	-15,764	*27%*
EBITDA exc stock compensation and exceptional items	**-1,722**	**-9,422**	***82%***
Pre tax loss	**-3,173**	**-12,022**	***74%***
Total bookings (no.)	117,897	78,511	*50%*
Aveverage transaction value per booking ($)	736	787	*-6%*
Average profit and loss exchange rate	1.428	1.460	

Glossary of financial terms

Gross sales is defined as the total transaction value of all products sold, that is the amount charged to the customer. Also *includes GDS segment income and advertising revenue.*

US GAAP - **"Revenue"**
The mark up ebookers makes on its merchant fare sales plus the commission received from suppliers on published fare sales. Also includes GDS segment income and advertising revenue.

UK GAAP - **"Turnover"**
The total transaction value of merchant fare sales plus the commission on published fare sales. Also includes GDS segment income and advertising revenue.

BUSINESS REVIEW

Strong performance

ebookers achieved record sales in the first quarter of 2002 indicating that the effect of the September 11 tragedy on the business is now over. Gross sales increased by 54% compared to the previous quarter and 43% compared to the first quarter of 2001. 70% of ebookers' sales are internet sales and 30% over the telephone.

Growth

ebookers is investing in brand and technology initiatives to produce future profitable growth.

ebookers' technology and merchant product range is attracting Europe's leading portals. In April 2002 ebookers was selected from 12 contenders as the official travel booking partner of Yahoo! in the UK and Ireland. ebookers' co-branded flight, car hire and hotel booking engines have now been integrated onto the Yahoo! UK & Ireland site. It is testament to the long expertise of ebookers' web technicians in developing such partnerships, that the integration process was considered highly efficient by Yahoo!'s developers. The relationship with AOL in the UK and Germany is now in its third year and a contract is currently being finalised with a leading European portal in Holland. ebookers has also continued to make enhancements to its high-margin non-air product selling technology with further developments expected on an ongoing basis.

We have now completed our technical integration with Worldspan, the global distribution system (GDS). This gives us the technical capacity to connect with three GDSs – Amadeus, Sabre and Worldspan - increasing customer choice, and also eliminating the operational risk of relying on just one GDS supplier. ebookers believes that it is the only travel internet company to have achieved three GDS capability online.

Indian operations are a unique cost saving advantage

ebookers state-of-the-art back office facility opened in New Delhi in April with an initial staff of 200 out of a total group staff of 820. The centre is linked to ebookers in Europe by a private telecommunications link allowing seamless voice and data interaction between all three locations.

The Indian operations are designed to give ebookers the processing ability to cope with major sales growth while keeping the cost base low. The introduction of the facility has resulted in some duplicate costs in the first quarter of 2002, but it is expected to result in quarterly cost savings from the end of the second quarter.

Management

In July 2001 Glenn Trouse was appointed Non-Executive Director with an agreed term of office until May 2002. This term of office expired on the 10 May and it has been mutually agreed not to renew the contract. Mr Trouse will continue to work with ebookers in the future, aiding the company with his marketing consultancy expertise.

...cont/

FINANCIAL REVIEW
UK GAAP IN GBP
(US GAAP IN USD$ PAGE 7)

Sales increase
Gross sales (total transaction value) increased by 54% quarter on quarter to £60.6m . ebookers' margin on gross sales in the first quarter was 11.1% compared to 10.3% in the first quarter of 2001. This increase results from an improving product mix and an enhanced negotiating position as the company's revenue growth enhances its purchasing power.

Operating expenditure decreases
ebookers has continued to control its operating expenditure. Total operating expenditure (including depreciation, amortisation, stock compensation and exceptional items) was £10.3m, 4% less than the previous quarter £10.8m.

Costs lower despite increased sales
The decrease in operating expenditure by 4%, with a quarter on quarter gross sales increase of 54%, demonstrates the continuing cost efficiencies of ebookers' internet infrastructure. In Q1 2001 total operating expenditure (excluding depreciation, amortisation, stock compensation and exceptional items) was equivalent to 26% of gross sales, in Q1 2002 it had fallen to 13%.

Cash position
ebookers increased its cash this quarter. Net cash on the balance sheet at 31 March 2002 was £22.5m, up from £20.1m at 31 December 2001.

Major EBITDA improvement
EBITDA loss (excluding stock compensation and exceptional items) improved significantly. At - £1.3m it was less than half that of the previous quarter, -£2.9m, and only a fifth of the first quarter of last year, -£6.5m. Some duplicate operating costs were incurred with the establishment of ebookers back office operations in India in both Q4 2001 and Q1 2002.

Major loss improvement
Depreciation and amortisation charges were £2.2m for the quarter, stock compensation cost was £0.1m and net interest was £0.1m, resulting in a pre-tax loss of £3.5m. This is a 40% improvement on the loss of £5.9m recorded in the previous quarter, indicating that the company is moving swiftly towards profitability.

Outlook
In the second quarter ebookers is investing in major improvements in its infrastructure and its technology, particularly its non-air booking engines. It expects these and other initiatives to result in significant sales growth in the second half of this year.

Sanjiv Talwar, Managing Director comments:
"ebookers has been Europe's No. 1 in terms of sales for the past three years. We cover 11 Western European countries accounting for over 80% of internet users. We aim to stay as Europe's No.1 and increase our lead over the competition. Organically ebookers grew by 40% when comparing Q1 2002 against Q1 2001, and 22% when comparing Q1 2001 against Q1 2000. As our size increases we are finding enhanced negotiating power with our suppliers and developing brand recognition among travellers who appreciate our product content and merchant fares. In contrast with many internet ventures we do not measure our success in terms of site visits, page views or registered users; indeed we freely acknowledge that we do not have the largest metrics in these areas. However in terms of sales revenue per site visit, page view or registered user we believe we lead the industry by a significant margin. Instead as a management we focus on traditional core metrics: growing sales, reducing costs and organic growth. We will continue to do so."

FINANCIAL REVIEW
US GAAP IN USD$

Sales increase
Gross sales (total transaction value) increased by 52% quarter on quarter to $86.7m. ebookers' margin on gross sales in the first quarter was 11.2% compared to 10.4% in the first quarter of 2001. This increase results from an improving product mix and an enhanced negotiating position as the company's revenue growth enhances its purchasing power.

Operating expenditure decreases
ebookers has continued to control its operating expenditure. Total operating expenditure (including depreciation, amortisation, stock compensation and exceptional items) was $13.1m, 18% less than the previous quarter, $15.9m.

Costs lower despite increased sales
The decrease in operating expenditure by 18%, with a quarter on quarter gross sales increase of 52% demonstrates the continuing cost efficiencies of ebookers' internet infrastructure. In Q1 2001 total operating expenditure (excluding depreciation, amortisation, stock compensation and exceptional items) was equivalent to 26% of gross sales, in Q1 2002 it had fallen to 13%.

Cash position
ebookers increased its cash this quarter. Net cash on the balance sheet at 31 March 2002 was $32.1m, up from $29.2m on 31 December 2001.

Major EBITDA improvement
EBITDA loss (excluding stock compensation and exceptional items) improved significantly. At -$1.7m it was less than half that of the previous quarter, -$4.2m, and only a fifth of the first quarter of last year, -$9.4m. Some duplicate operating costs were incurred with the establishment of ebookers back office operations in India in both Q4 2001 and Q1 2002.

Major loss improvement
Depreciation and amortisation charges were $1.5m for the quarter, stock compensation cost was $0.1m and net interest was $0.2m, resulting in a pre-tax loss of $3.2m. This is a 64% improvement on the loss of $8.7m recorded in the previous quarter, indicating that the company is moving swiftly towards profitability.

Outlook
In the second quarter ebookers is investing in major improvements in its infrastructure and its technology, particularly its non-air booking engines. It expects these and other initiatives to result in significant sales growth in the second half of this year.

Sanjiv Talwar, Managing Director comments:
"ebookers has been Europe's No. 1 in terms of sales for the past three years. We cover 11 Western European countries accounting for over 80% of internet users. We aim to stay as Europe's No.1 and increase our lead over the competition. Organically ebookers grew by 40% when comparing Q1 2002 against Q1 2001, and 22% when comparing Q1 2001 against Q1 2000. As our size increases we are finding enhanced negotiating power with our suppliers and developing brand recognition among travellers who appreciate our product content and merchant fares. In contrast with many internet ventures we do not measure our success in terms of site visits, page views or registered users; indeed we freely acknowledge that we do not have the largest metrics in these areas. However in terms of sales revenue per site visit, page view or registered user we believe we lead the industry by a significant margin. Instead as a management we focus on traditional core metrics: growing sales, reducing costs and organic growth. We will continue to do so."

CONSOLIDATED QUARTERLY PROFIT AND LOSS ACCOUNT	Quarter ended	Quarter ended	Quarter ended
[Prepared in accordance with UK GAAP]	**31-Mar-02**	**31-Dec-01**	**31-Mar-01**
	£'000	**£'000**	**£'000**
	(unaudited)	*(unaudited)*	*(unaudited)*
GROSS SALES ^	60,636	39,400	42,302
TURNOVER	45,050	32,240	33,338
Cost of sales	(38,337)	(27,317)	(28,994)
Gross profit	6,713	4,923	4,344
Administrative expenses			
Marketing and sales	(3,462)	(3,782)	(6,054)
Technology costs	(717)	(547)	(663)
General and administrative expenses	(3,840)	(3,531)	(4,080)
Impairment of goodwill	-	(784)	-
Total operating expenses (excluding stock compensation cost and depreciation and amortisation)	(8,019)	(8,644)	(10,797)
EBITDA (excluding stock compensation)	**(1,306)**	**(3,721)**	**(6,453)**
Stock compensation cost	(67)	167	(201)
Depreciation and amortisation	(2,249)	(2,342)	(2,018)
OPERATING LOSS	(3,622)	(5,896)	(8,672)
Other interest receivable and similar income	153	(356)	385
Interest payable and similar charges	(26)	388	(274)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(3,495)	(5,864)	(8,561)
Tax charge on loss on ordinary activities	(8)	(14)	(2)
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION RETAINED FOR THE FINANCIAL YEAR	**(3,503)**	**(5,878)**	**(8,563)**
Weighted average number of shares '000*	46,833	46,833	45,290
Basic and diluted loss per share*	£(0.07)p	£(0.13)	£(0.19)p

**** Prior year weighted number of shares and loss per share are restated as if the share consolidation that took place during 2001 was in place last year***

^Gross sales represent the total transaction value of negotiated and published fares. Both the figures for 2001 and 2002 are unaudited.

CONSOLIDATED QUARTERLY BALANCE SHEET	31-Mar-02	31-Dec-01	31-Mar-01
[Prepared in accordance with UK GAAP]	£'000	£'000	£'000
	(unaudited)	*(unaudited)*	*(unaudited)*
FIXED ASSETS			
Intangible assets	14,428	15,040	18,663
Tangible assets	6,041	6,180	7,602
Investments	-	-	55
	20,469	21,220	26,320
CURRENT ASSETS			
Debtors	8,505	5,707	6,150
Cash at bank and in hand	23,007	20,098	31,025
	31,512	25,805	37,175
CREDITORS: amounts falling due within one year	(30,679)	(22,046)	(22,183)
NET CURRENT ASSETS	833	3,759	14,992
TOTAL ASSETS LESS CURRENT LIABILITIES	21,302	24,979	41,312
CREDITORS: amounts falling due after more than one year	(50)	(200)	(1,233)
NET ASSETS	**21,252**	**24,779**	**40,079**
CAPITAL AND RESERVES			
Called up share capital	6,557	6,557	6,341
Share premium account	68,525	68,525	68,133
Merger reserve	2,194	2,194	1,404
Shares to be issued	23,206	23,139	22,509
Profit and loss account	(79,230)	(75,636)	(58,308)
EQUITY SHAREHOLDERS' FUNDS	**21,252**	**24,779**	**40,079**

NOTES TO THE QUARTERLY ANNOUNCEMENT

1 **Statutory information**

The financial information set out in this press release has been neither audited nor reviewed by the Group's auditors and does not constitute accounts within the meaning of section 240 of the Companies Act 1985.

2 **Accounting Policies**

With the following exceptions, the financial information set out in this press release has been prepared on the basis of accounting policies consistent with those applied in the financial statements for the year ended 31 December 2000:

- In presenting financial information under US GAAP, the company applies Emerging Issues Task Force (EITF) Issue No.99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Based on this consensus, all merchant transactions are recorded at the net amount. That is the amount charged to the customer less the amount paid to the supplier. During the year ended December 31, 2001, ebookers changed the presentation from the gross basis to the net amount given the changes which have taken place to the business model which are more reflective of an agent relationship rather than as a principal.

- In presenting financial information under US GAAP for the Quarter ended 31 March 2002, the company has adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under this statement goodwill as well as certain other intangible assets, determined to have an infinite life, will no longer be amortized. Instead these assets will be reviewed for impairment on a periodic basis. Had the company not adopted this statement the charge for depreciation and amortization in the Quarter ended 31 March 2002 would have increased by £976,000 ($1,394,000)

CONSOLIDATED QUARTERLY STATEMENT OF OPERATIONS

[Prepared in accordance with US GAAP]

	Quarter ended 31-Mar-02 $'000 *(unaudited)*	Quarter ended 31-Dec-01 $'000 *(unaudited)*	Quarter ended 31-Mar-01 $'000 *(unaudited)*
Revenue	**9,729**	**7,109**	**6,342**
Operating expenses			
Marketing and sales	4,944	5,461	8,839
General and administrative expenses	5,483	5,099	5,957
Technology costs	1,024	790	968
Impairment of goodwill	-	1,132	-
Total operating expenses (exc stock compensation cost and depreciation and amortization)	11,451	12,482	15,764
EBITDA (excluding stock compensation)	**(1,722)**	**(5,373)**	**(9,422)**
Stock compensation expense	123	313	131
Depreciation and amortization	1,510	3,067	2,631
OPERATING LOSS	(3,355)	(8,753)	(12,184)
Other income / (expenses)			
Interest income	219	(514)	562
Interest expense	(37)	560	(400)
LOSS FROM OPERATIONS BEFORE INCOME TAXES	(3,173)	(8,707)	(12,022)
Income tax provision	(11)	(20)	(3)
NET LOSS	**(3,184)**	**(8,727)**	**(12,025)**
Weighted average number of shares '000	46,833	46,833	45,290
Adjusted loss per ADR (1 ADR = 2 Ordinary Shares) *	$(0.13)c	$(0.36)c	$(0.48)c
Average exchange rate for the period ($ per £)	**1.428**	**1.444**	**1.460**

All dollar translations are solely for the convenience of the reader

* *Adjusted loss per ADR is excluding stock compensation expenses and also in the quarter to 31 March 2001 reorganization costs of $1,176,000*

CONSOLIDATED BALANCE SHEET

[Prepared in accordance with US GAAP]

	Quarter ended 31-Mar-02 $'000 *(unaudited)*	Quarter ended 31-Dec-01 $'000 *(unaudited)*	Quarter ended 31-Mar-01 $'000 *(unaudited)*
ASSETS			
Current assets:			
Cash and cash equivalents	32,808	29,229	43,964
Accounts receivable	8,433	2,768	3,670
Prepaid expenses	904	2,604	3,021
Other current assets	2,852	2,990	2,084
Total current assets	44,997	37,591	52,739
Property, plant, furniture and equipment, net	7,541	7,555	8,500
Other non-current assets	1,074	1,432	2,351
Goodwill, net	18,900	18,433	22,173
TOTAL ASSETS	72,512	65,011	85,763
LIABILITIES AND STOCKHOLDERS EQUITY			
Current liabilities:			
Bank overdraft	757	-	113
Accounts payable	24,671	17,189	19,963
Accrued expenses and other current liabilities	27,023	24,111	18,804
Total current liabilities	52,451	41,300	38,880
Other liabilities	-	-	1,746
Total liabilities	52,451	41,300	40,626
Stockholders' equity:			
Common stock	9,350	9,535	8,985
Additional paid-in capital	109,753	103,106	98,863
Accumulated deficit	(99,003)	(88,571)	(62,606)
Accumulated other comprehensive loss	(39)	(359)	(105)
Total stockholders' equity	20,061	23,711	45,137
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	72,512	65,011	85,763
Exchange rate for the period end ($ per £)	**1.426**	**1.4543**	**1.417**

RECONCILIATION BETWEEN UK AND US GAAP

The effect of the differences between UK and US GAAP on the loss for the period is shown in the following reconciliations

QUARTER ENDED 31 MARCH 2002	**£'000** *(unaudited)*
Retained loss for the period 1 January 2002 to 31 March 2002 as reported in the consolidated profit and loss for the period under UK GAAP page 8	(3,503)
Amortisation of goodwill arising under UK GAAP	1,192
Increase of stock compensation cost under US GAAP	(19)
Amounts received by trade partner	100
Loss for the period 1 January 2002 to 31 March 2002 under US GAAP	(2,230)
	$'000
Loss for the period 1 January 2002 to 31 March 2002 under US GAAP* page 11	(3,184)

*Translated in US $ at average exchange rate for the period of $1.428 per £1

Forward looking statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to manage and integrate the operations of its subsidiaries across Europe, to significantly increase online revenues and sales volumes, to maintain and develop relationships with travel suppliers, strategic partners, computer reservation systems and providers of negotiated fares, to compete with airlines and other online companies in the sale of discounted fares, to respond to potential adverse changes in the company's gross mark up or commission rates, to comply with new and existing regulations affecting electronic commerce and travel sales in the jurisdictions in which the company does business, to respond to unforeseen events affecting the travel industry, to attract and retain customers, to develop customer recognition of the company's brand, and to protect the company's intellectual property rights in the company's brand, name, and information systems. These and other risk factors are described in detail in the company's listing particulars dated 17 April 2001, as supplemented by the company's supplementary listing particulars dated 20 April 2001, and the company's Annual Report on Form 20-F for the year ended 31 December 2000 that was filed with the US Securities and Exchange Commission on 27 April 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ebookers plc

Dated: 17 May 2002

Sanjiv Talwar
Managing Director